Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 305/2002

August 22, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 205
U.S.A.

02049461

RECD S.E.C.
AUG 2 2 2002
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Yours sincerely,

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

Thai Farmers Bank
Public Company Limited

Summary Statement of Liabilities and Assets [1/]

as at July 31, 2002

Assets	Baht	Liabilities	Baht
Cash	9,793,590,661.47	Deposits	679,559,455,248.55
Interbank and money market items, net	146,297,429,136.31	Interbank and money market items	5,497,989,840.82
Securities purchased under resale agreements	26,418,000,000.00	Liabilities payable on demand	2,045,832,425.17
Investments, net (with obligations Baht 31,901,564.34)	132,766,189,420.23	Securities sold under repurchase agreements	
Credit advances (net of allowance for doubtful accounts)	426,432,287,501.03	Borrowings	48,200,988,728.03
Accrued interest receivables	1,907,126,001.62	Bank's liabilities under acceptances	624,059,367.38
Properties foreclosed, net	11,281,077,344.53	Other liabilities	18,289,546,158.61
Customers' liabilities under acceptances	624,059,367.38	Total liabilities	754,307,271,761.56
Premises and equipment, net	22,120,176,189.30		
Other assets	6,559,870,688.89	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	26,530,947,170.00
		Reserves and net profit after appropriation	1,389,587,547.38
		Other reserves and profit and loss account	6,805,889,761.82
		Total shareholders' equity	31,826,424,479.20
Total Assets	786,133,696,240.76	Total Liabilities and Shareholders' Equity	786,133,696,240.76
Customers' liabilities under unmatured bills	3,002,214,856.99	Bank's liabilities under unmatured bills	3,002,214,856.99
Total	789,135,911,097.75	Total	789,135,911,097.75

	Baht
Non-Performing Loans (13.41% of total loans before allowance for doubtful accounts)	61,464,471,402.61
Loans to related parties	5,129,040,080.55
Loans to related asset management companies	38,510,000,000.00
Loans to related parties due to debt restructuring	4,470,820,700.46
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,987,145,000.00
Legal capital fund	72,517,066,597.73
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	
International Banking Facility's assets and liabilities	
Total assets	4,875,176,227.12
Total liabilities	627,196,061.93
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,407,612,720.60
Letters of credit	6,789,293,680.34

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant